Exhibit 99.1

Nisun International Enterprise Development Group Co., Ltd Announces 1-for-10 Common Share Consolidation

SHANGHAI, May 17, 2023 /PRNewswire/ -- Nisun International Enterprise Development Group Co., Ltd (“Nisun” or the “Company”) (Nasdaq: NISN) announced today that the Company’s Board of Directors approved on May 2, 2023 to effect a share consolidation of the Company’s common shares at the ratio of one-for-ten with the market effective date of May 18, 2023.

The objective of the share consolidation is to enable the Company to regain compliance with NASDAQ Marketplace Rule 5550(a)(2) and maintain its listing on Nasdaq.

Beginning with the opening of trading on May 18, 2023, the Company’s Class A Common Shares will trade on the NASDAQ Capital Market on a split-adjusted basis, under the same symbol “NISN” but under a new CUSIP Number, G6593L122.

As a result of the share consolidation, each ten common shares outstanding will automatically combine and convert to one issued and outstanding common share without any action on the part of the shareholder. No fractional common shares will be issued to any shareholders in connection with the share consolidation, and such fractional shares will be redeemed by the Company.

The share consolidation will reduce the number of Class A Common Shares issued and outstanding from approximately 40,057,159 to approximately 4,005,715 (subject to the redemption of the fractional shares at the closing price of the Class A Common Shares on May 17, 2023). The authorized number of common shares will be reduced by the same one-for-ten ratio from 310,000,000 authorized common shares, divided into 300,000,000 Class A Common Shares and 10,000,000 Class B Common Shares, to 31,000,000 common shares, divided into 30,000,000 Class A Common Shares and 1,000,000 Class B Common Shares.

About Nisun International Enterprise Development Group Co., Ltd

Nisun International Enterprise Development Group Co., Ltd (NASDAQ: NISN) is a technology-driven, integrated supply chain solutions provider focused on transforming the corporate finance industry. Leveraging its rich industry experience, Nisun is dedicated to providing professional supply chain solutions to Chinese and foreign enterprises and financial institutions. Through its subsidiaries, Nisun provides users with professional solutions for technology supply chain management, technology asset routing, and digital transformation of tech and finance institutions, enabling the industry to strengthen and grow. At the same time, Nisun continues to deepen the field of industry segmentation through industrial and financial integration, by cultivating/creating an ecosystem of openness and empowerment. Nisun has built a linked platform that incorporates supply chain, banking, securities, trust, insurance, funds, state-owned enterprises, among other businesses. Focusing on industry-finance linkages, Nisun aims to serve the upstream and downstream of the industrial supply chain while also assisting with supply-side sub-sector reform. For more information, please visit http://ir.nisun-international.com/.

Cautionary Note Regarding Forward-Looking Statements

This press release contains information about Nisun’s view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Nisun encourages you to review other factors that may affect its future results in Nisun’s registration statement and in its other filings with the Securities and Exchange Commission. Nisun assumes no obligation to update or revise its forward-looking statements as a result of new information, future events or otherwise, except as expressly required by applicable law.

Contacts

Nisun International Enterprise Development Group Co., Ltd

Investor Relations

Tel: +86 (21) 2357-0055

Email: ir@cnisun.com

Ascent Investor Relations LLC

Tina Xiao

Tel: +1 (917) 609 0333

Email: tina.xiao@ascent-ir.com